SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May 13, 2003

Distribution and Service D&S, Inc.
 (Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura
Santiago
Chile
(Address of principal executive offices)

Form 20-F☑	Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐	No☑

May 2003

For further information, please contact:

Cristóbal Lira
CEO
clira@dys.cl
(56 - 2) 200 5201

Miguel Núñez
CFO
mnunez@dys.cl
(56 - 2) 200 5735

Loreto Bradford
Investor Relations
lbradford@dys.cl
(56 - 2) 200 5363

Distribución y Servicio D&S S.A.

I Quarter 2003 Results

Contents

I.	Highlights	page 1
II.	Comments from the CEO	page 3
III.	Analysis of Results	page 4
IV.	Sales and Other Indicators	page 6
V.	Additional Information	page 11
VI.	Material Events	page 18
VII.	FECU	page 20

I. Highlights

1.	Increase of net revenues and gross income

Net revenues increased by 8.3% compared to the same period of the former year. Despite the difficult economic environment with low consumption levels (reflected in a 4.5% decrease in same store sales), the Company achieved an 8.6% increase in total sales, entirely contributed by new stores; and gross income of US$84.5 million, equivalent to a 23.2% of net revenues, 11.1% over the former year, when it totaled US$76.0 million (22.6% of net revenues).

2.	Significant improvement in operating income and EBITDA

During the first quarter 2003, operating income amounted to US$20.4 million, corresponding to a 5.6% of net revenues, representing an 18.5% increase over the same period of 2002, when operating income totaled US$17.2 million, equivalent to a 5.1% of net revenues.

EBITDA was US$32.8 million, corresponding to a 9.0% of net revenues, representing a 14.6% increase compared to the first quarter of the former year when it totaled US$28.6 million, equivalent to an 8.5% of net revenues. This improvement relative to the former year is due to the fact that the 9.0% increase in operating expenses is offset by the 8.3% increase in net revenues in addition to the 11.1% increase in gross income.

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at March 31, 2003 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$731.56).

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I Quarter 2003 Results	Distribución y Servicio D&S S.A.

I. Highlights (cont.)

3.	Net income: 27.7% increase over the same period in 2002

During the first quarter, net income of the Company was US$12.9 million, equivalent to a 3.5% of net revenues, representing a 27.7% increase in comparison with the same period of the former year when it totaled US$10.1 million, or a 3.0% of net revenues.

This increase results from the improvement in operating income (18.5% increase) in addition to a 20.1% of loss reduction in non-operating income. Improved non-operating results are due, in turn, mainly to a 551.4% increase in the monetary correction gain resulting from the currency exchange difference applied on the account receivable for US$90 million, balance due from the sale of Ekono Argentina S.A., with maturity on May 2 of the current year.

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Distribución y Servicio D&S S. A.	I Quarter 2003 Results

II. Comments from the CEO

During the first quarter 2003 same store sales decreased by 4.5% and total sales increased by 8.6% compared to the same period of 2002. These figures evidence the stagnant economic conditions affecting the country, with low consumption levels and high unemployment rates (8.2% for the floating quarter January-March, 2003). Even though the domestic demand presents some improvement, this is rather reflected in sales of durable goods (housing, electronics). Sales for the quarter were also affected by the composition of the month of March in which Easter holidays were absent, taking place in April this year instead of March as it occurred in 2002, when it was also coincident with the last week end of the month; implying an unfavorable comparison. These figures are consistent with same store sales shown by the supermarket industry (ASACH) reporting a drop of 4.6% as of March compared to the same period of the previous year. Total sales, on the other hand increased by 8.6% due to the opening of new stores.

Consolidated net revenues (retail sales plus other income — real estate, commercial, logistic and interest income from the Presto card) amounted to US$363.6 milliones, 8.3% higher than revenues for the same period in 2002, and gross income totaled US$84.5 million, 11.1% over results of the previous year, representing a 23.2% of net revenues. Total operating expenses (excluding depreciation) present a 9.0% increase compared to the same period the previous year, which is offset by the increase in net revenues and gross income. Consequently, operating income and EBITDA present significant improvements relative to the previous year, with increases of 18.5% and 14.6% respectively, compared to the first quarter of 2002.

Net income for the first quarter 2003 amounts to US$12.9 million, corresponding to a 3.5% of net revenues, representing a 27.7% increase over results for the same period in 2002. This improvement is due to the increase in operating income resulting from a successful adjustment in expenses, added to improved non-operating results, which present a 20.1% of loss reduction compared to the first quarter 2002 mainly due to the gain originated in currency exchange difference recorded during the quarter.

As of March 31, 2003, the debt/shareholder’s equity ratio is 0.90 times and the Company records financial debt of US$381.4 million, all Chilean pesos denominated, with no relevant obligations in US dollars. Of the total debt, 55.6% corresponds to short-term obligations.

The Company is rolling out its investment program as planned, considering the building of one hypermarket in the Metropolitan Region (municipality of Huechuraba) which will be opened by the month of October, several store remodelings in progress, investment in logistics (cold supply-chain) and the purchase of land for new projects. As of March 31, 2003 the Company has made investments for US$12.6 million, of a total budget of US$50 million approved for the current year.

Even though our priorities continue to be increasing our national coverage, grow in our core business and promote further development in our non-traditional business areas, thus increasing our share in family spending (share of wallet); our daily operations are mainly focused in improving efficiency standards throughout the Company for higher profitability and returns of our businesses. In this regard, the so called Faro program is showing successful results evidenced in better gross income margin and adjustment of expenses not to exceed growth in revenues, with the consequent improvement in operating and EBITDA margins, finally attaining higher profit margins. Our primary goal today is becoming the lowest-prices/lowest-cost operator in the market.

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I Quarter 2003 Results	Distribución y Servicio D&S S.A.

III. Income Statement First Quarter 2003

Net revenues for the first quarter 2003 totaled US$363.6 million, representing an 8.3% increase compared to the same period of 2002. This increase is attributed to an 8.6% increase in total sales, amounting to US$322.1 million equivalent to an 88.6% of net revenues. The total sales increase is entirely contributed by new stores opened during the period April-December 2002. Other income — real estate, commercial, Presto card and logistic income — together presented an increase of 6.1%, totaling US$41.5 million, a 6.1% increase over the same period the former year.

Same store sales, on the other hand, dropped by 4.5%, which continues to reflect the sustained economic slowdown and persistent low consumption levels. Despite improvements in domestic demand, this is focused on durable goods, instead of massive consumption goods. Additionally, the absence of Easter Holidays, taking place in April this year, implied an unfavorable comparison with the year 2002, when it took place at the end of March (the 29th ), which also adds the effect of sales increase typically occurring at the end of the month.

TABLE N°1: First Quarter Consolidated Results

	2003			2002			Change

	Ch$ millions	US$ millions	%	Ch$ millions	US$ millions	%	%

Sales	235.601	322,1	88,6%	217.040	296,7	88,4%	8,6%
Other Income	30.367	41,5	11,4%	28.608	39,1	11,6%	6,1%
Net revenues	265.968	363,6	100,0%	245.648	335,8	100,0%	8,3%

Cost of sales	204.185	279,1	76,8%	190.035	259,8	77,4%	7,4%
Gross Income / Margin	61.784	84,5	23,2%	55.613	76,0	22,6%	11,1%
Recurring Operating Expenses	37.797	51,7	14,2%	33.314	45,5	13,6%	13,5%
Start-up Expenses	4	0,0	0,0%	1.364	1,9	0,6%	-99,7%
Total Operating Expenses (SG&A)	37.801	51,7	14,2%	34.678	47,4	14,1%	9,0%
EBITDA	23.982	32,8	9,0%	20.935	28,6	8,5%	14,6%

Depreciation	9.087	12,4	3,4%	8.370	11,4	3,4%	8,6%
Total Operating Expenses	46.888	64,1	17,6%	43.048	58,8	17,5%	8,9%
Operating Income	14.895	20,4	5,6%	12.565	17,2	5,1%	18,5%
Financial Expenses	(4.128)	(5,6)	-1,6%	(3.788)	(5,2)	-1,5%	9,0%
Other Non-operating Income (Expenses)	(126)	(0,2)	0,0%	(287)	(0,4)	-0,1%	-56,2%
Monetary Correction	1.138	1,6	0,4%	175	0,2	0,1%	551,4%
Non-Operating Income	(3.116)	(4,3)	-1,2%	(3.901)	(5,3)	-1,6%	20,1%
Income before Tax	11.779	16,1	4,4%	8.664	11,8	3,5%	36,0%
Income Tax	(2.408)	(3,3)	-0,9%	(1.332)	(1,8)	-0,5%	80,8%
Minority Interest	(24)	(0,0)	0,0%	(30)	(0,0)	0,0%	-17,2%
Income	9.347	12,8	3,5%	7.303	10,0	3,0%	28,0%
Amortization of Goodwill	88	0,1	0,0%	88	0,1	0,0%	0,1%
Net Income	9.435	12,9	3,5%	7.390	10,1	3,0%	27,7%

(Exchange rate US$ =Ch$731.56)

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Distribución y Servicio D&S S. A.	I Quarter 2003 Results

Gross income reached US$84.5 million, equivalent to a 23.2% of net revenues, representing an 11.1% increase compared to the same period of 2002.

Recurring operating expenses amounted to US$51.7 million, equivalent to 14.2% of net revenues, representing a 13.5% increase over the first quarter the previous year. This increase is attributable to higher marketing and selling expenses mainly from the new stores opened through the year 2002.

During the first quarter 2003 there were no start-up expenses, while this account recorded expenses for US$1.9 million equivalent to a 0.6% of revenues, resulting from the store openings in the previous year.

Depreciation amounted to US$12.4 million, presenting an 8.6% increase over the same period the previous year when it was US$11.4 million. As percentage of revenues, depreciation remained unchanged, representing a 3.4% of revenues, same as in 2002.

Thus, total operating expenses (recurring and start-up expenses), totaled US$51.7 million, equivalent to a 14.2% of net revenues, representing a 9.0% increase over the same period of 2002. This increase is offset on one hand by the 8.3% increase in total revenues, and, on the other hand, by the 11.1% increase in gross income (representing in turn a 23.2% of revenues), which results in better operating and EBITDA margins as explained below.

EBITDA for the first quarter 2003 was US$32.8 million, corresponding to a 9.0% of total revenues, representing a 14.6% increase compared to results for the same period in 2002.

Operating income totaled US$20.4 million, or 5.6% of net revenues, presenting an 18.5% increase compared to the same quarter the previous year, due to increased revenues and gross income, in addition to an adjustment in recurrent expenses, which present a lower increase relative to the increase shown in the first quarter 2002, and to the absence of start-up expenses this year. The adjustment in recurring expenses results from the implementation of specific policies in this sense, which fall within the scope and constitute a fundamental aspect of the Faro program, aiming at the achievement of higher efficiency standards throughout the Company, propagating to a growing number of stores. We are starting to witness the results of this comprehensive program in these first quarter figures.

Non-operating income (loss) amounted to US$4.3 million of loss, equivalent to a 1.2% of net revenues, presenting a 20.1% of loss reduction compared to the previous year. Even though financial expenses present a 9.0% increase compared to the previous year (US$5.6 million in 2003 versus US$5.2 million in the first quarter 2002), the higher gain obtained by account of currency exchange difference originated in the account receivable in US dollars from Disco, largely offsets this effect resulting in a significant improvement of non-operating income in comparison with non-operating results for the same period of 2002.

Net income for the first quarter 2003 is US$12.9 million, corresponding to a 3.5% of net revenues, which represents a 27.7% increase compared to the same period of the year 2002.

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I Quarter 2003 Results	Distribución y Servicio D&S S.A.

IV. Sales and Other Indicators

IV.1. Sales

IV.1.A. Total Sales and Same Store Sales

First Quarter 2002
During the first quarter of 2003 there was an 8.7% increase in total retail sales compared to the same period of 2002. Same store sales, on the other hand, decreased by 4.5% compared to the first quarter 2002. Thus, the increase in total sales is given by new stores opened during the period April-December 2002, while same store sales figures show the adverse effects of a complex economic environment characterized by low consumption levels and high unemployment, with further deterioration due to the unfavourable composition of March, which lacked Easter holidays this year.

TABLE 3: D&S TOTAL RETAIL SALES

	TOTAL SALES							SAME STORE SALES

	Q 1	Q 2	Q 3	Q 4	H1	9M	TOTAL	Q 1	Q 2	Q 3	Q 4	H1	9M	TOTAL
TOTAL D&S

2003	235.407						235.407	204.030						204.030
2002	216.570	225.800	223.771	265.427	442.369	666.140	931.567	213.710						213.710
% Change YoY	8,7%							-4,5%						-4,5%

SUPERMARKETS

2003	40.983						40.983	35.028						35.028
2002	48.032	41.904	40.233	44.015	89.936	130.170	174.185	38.734						38.734
% Change YoY	-14,7%							-9,6%						-9,6%
% D&S 2003	17,4%							17,2%						17,2%
% D&S 2002	22,2%							18,1%						18,1%

HYPERMARKETS

2003	194.424						194.424	165.044						165.044
2002	168.515	183.895	183.537	221.412	352.410	535.947	757.359	172.374						172.374
% Change YoY	15,4%							-4,3%						-4,3%
% D&S 2003	82,6%							80,9%						80,9%
% D&S 2002	77,8%							80,7%						80,7%

GROCERIES

2003	93.268						93.268	81.805						81.805
2002	90.552	96.372	95.084	99.665	186.924	282.008	381.673	88.413						88.413
% Change YoY	3,0%							-7,5%						-7,5%
% D&S 2003	39,6%							40,1%						40,1%
% D&S 2002	41,8%							41,4%						41,4%

PERISHABLES

2003	79.332						79.332	69.506						69.506
2002	73.239	79.620	81.776	90.929	152.859	234.635	325.564	72.458						72.458
% Change YoY	8,3%							-4,1%						-4,1%
% D&S 2003	33,7%							34,1%						34,1%
% D&S 2002	33,8%							33,9%						33,9%

NON-FOOD

2003	62.806						62.806	52.719						52.719
2002	52.841	49.850	46.968	68.410	102.690	149.658	218.068	52.840						52.840
% Change YoY	18,9%							-0,2%						-0,2%
% D&S 2003	26,7%							25,8%						25,8%
% D&S 2002	24,4%							24,7%						24,7%

SAME STORE SALES v/s TOTAL SALES

Total Sales	235.407						235.407
Same Store Sales	204.030						204.030
Non-SSS stores	31.377						31.377
% Sales SSS stores	86,7%						86,7%
% Sales Non-SSS stores	13,3%						13,3%
Total Sales	235.407						235.407

IV.1.B Total Sales By Format

First Quarter 2003
Total sales amounted to Ch$194,424 million (US$265.7 million) in the hypermarket division, showing a 15.4% increase compared to the same period of 2002. Thus, the hypermarket division represents an 82.6% of total Company sales compared to a 77.8% in the same quarter of 2002. This increase is explained by the conversion of Ekono supermarkets into Lider Vecino hypermarkets (6 conversions during the first half of 2002), and the new store openings, all under the hypermarket format (4 new Lider stores and 2 new Lider Vecino stores from April to December 2002). The preponderant weight of the hypermarket format is consistent with the Company strategy of satisfying most of our customers’ needs in one place (one-stop shopping) at the lowest market prices.

Total sales of the supermarket division amounted to Ch$40,983 million (US$56.0 million), 14.7% lower than in the former year, representing a 17.4% of total Company sales compared to a 22.2% in the same period 2002. This decrease is explained by the successive transformations of Ekono supermarkets into the Lider Vecino hypermarket format, as described above (six stores converted in 2002).

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Distribución y Servicio D&S S. A.	I Quarter 2003 Results

IV.1.C. Same Stores Sales by Format

First Quarter 2003
In terms of same store sales the hypermarket division presents a 4.3% decrease in the first quarter compared to the same period in 2002, and the supermarket division presents a 9.6% decrease during the period. Consolidated same store sales show a 4.5% decrease which is consistent with figures of the industry which present a 4.7% drop in same store sales for the period January-March 2003. (D&S consolidated same store sales figures include sales from the new Lider Vecino hypermarkets resulting from the conversion of existing stores, which are not included in the supermarket division nor in the hypermarket division).

IV.1.D. Total Sales and Same Store Sales By Business Area

First Quarter 2003
Total sales during the first quarter 2003 increased by 3.0% in groceries, 8.3% in perishables and 18.9% in the non-food areas (Apparel, Electronic & Appliances, Home and Pharmacy). Thus, the non-traditional business areas continued to show higher increases relative to the traditional business areas, consistent with the Company strategy in this sense. Total non-food sales together represented a 26.7% of the total Company sales in the first quarter 2003 compared to a 24.4% share of total sales in the same period of the previous year.

In terms of same store sales the non-food areas present a 0.2% decrease over the former year, and the areas of groceries and perishables decreased by 7.5% and 4.10% respectively.

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I Quarter 2003 Results	Distribución y Servicio D&S S.A.

IV.2. Transactions

IV.2.A. Total Number of Transactions

First Quarter 2003
The number of transactions in supermarkets presents a 17.3% decrease compared to the same period of the previous year. This decrease is explained by the conversion of Ekono supermarkets into Lider Vecino hypermarkets. On the other hand, the total number of transactions in the hypermarket division presents a 38.6% increase compared to the previous year, explained mainly by the new stores opened during 2002, seven out of eight stores under the hypermarket format (5 Lider and 2 Lider Vecino stores plus one Ekono Supermarket).

On a consolidated basis, the total number of transactions for the first quarter 2003 increased by 19.2% compared to the same period the previous year.

TABLE 4: TRANSACTION (in thousands)

	TOTAL TRANSACTIONS							SAME STORE TRANSACTIONS

	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL
TOTAL D&S

2003	33.147						33.147	27.679						27.679
2002	27.811	29.117	30.925	35.346	56.928	87.853	123.199	27.223						27.223
% Change YoY	19,2%							1,7%						1,7%

SUPERMARKETS

2003	7.971						7.971	7.681						7.681
2002	9.640	8.852	8.249	8.966	18.492	26.741	35.707	7.796						7.796
% Change YoY	-17,3%							-1,5%						-1,5%

HYPERMARKETS

2003	25.176						25.176	19.429						19.429
2002	18.171	20.265	22.676	26.380	38.436	61.112	87.492	19.133						19.133
% Change YoY	38,6%							1,6%						1,6%

IV.2.B. Same Store Transactions

First Quarter 2003
The number of transactions in same stores presents a 1.5% decrease in the supermarket division compared to figures obtained in the previous year. The hypermarket division presents a 1.6% increase in same store transactions over the same period the previous year.

On a consolidated basis the number of transactions in same stores presents a 1.7% increase during the first quarter 2003 compared to the previous year, which is mainly given by the new Lider Vecino stores, which are not included in the supermarket format nor in the hypermarket format but add to the number of same store transactions since they are conversions of existing stores.

IV.3. Sales per Transaction

IV.3.A. Total Sales per Transaction

First Quarter 2003
The average sales per transaction during the first quarter 2003 decreased by 9.4% and 14.1% in the supermarket and the hypermarket division respectively, compared to the same period in 2002. In the Company total, the average sales per transaction presents an 8.8% decrease compared to the previous year.

These figures directly reflect the persistently low consumption levels resulting from reduced confidence in consumers, which are not offset by the 1.7% increase in the number of transactions, therefore showing that low same store sales figures are not due to a reduced customer base but rather to the reduced disposable income and consumer confidence triggered by high unemployment.

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Distribución y Servicio D&S S. A.	I Quarter 2003 Results

IV.3.B. Same Store Sales per Transaction

First Quarter 2003
The average sales per transaction in same stores presents an 8.2% decrease in the supermarket division and a 5.7% decrease in the hypermarket division during the first quarter of the current year compared to the same period the former year.

On a consolidated basis the amount of same store sales per transaction presents a 5.9% decrease compared to the same period in 2002.

TABLE 5: SALES PER TRANSACTION

	TOTAL SALES PER TRANSACTION							SAME STORE SALES PER TRANSACTION

	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL
TOTAL D&S

2003	7.102						7.102	7.406						7.406
2002	7.787	7.755	7.236	7.510	7.771	7.592	7.551	7.868						7.868
% Change YoY	-8,8%							-5,9%						-5,9%

SUPERMARKETS

2003	4.515						4.515	4.560						4.560
2002	4.983	4.734	4.877	4.909	4.858	4.864	4.886	4.969						4.969
% Change YoY	-9,4%							-8,2%						-8,2%

HYPERMARKETS

2003	7.921						7.921	8.494						8.494
2002	9.274	9.075	8.094	8.469	9.025	8.632	8.550	9.009						9.009
% Change YoY	-14,6%							-5,7%						-5,7%

IV.4. Sales per Square Meter

TABLE 6: SALES PER SQ. METER (AVERAGE)

	TOTAL SALES/SQ.M							SAME STORE SALES/SQ.M

	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL
TOTAL D&S

2003	255.099						255.099	261.021						261.021
2002	270.554	264.816	247.678	290.234	267.594	260.556	269.965	273.405						273.405
% Change YoY	-5,7%							-4,5%						-4,5%

SUPERMARKETS

2003	302.784						302.784	267.382						267.382
2002	254.951	315.635	294.213	325.188	280.036	284.325	288.174	295.670						295.670
% Change YoY	18,8%							-9,6%						-9,6%

HYPERMARKETS

2003	246.902						246.902	258.786						258.786
2002	275.321	261.057	239.351	284.162	267.729	257.248	266.090	270.280						270.280
% Change YoY	-10,3%							-4,3%						-4,3%

In Ch$, currency of March 2003, exchange rate 1US$=Ch$731.56

First Quarter 2003
As of March 31, 2003, total sales per square meter of sales area amounted to Ch$255,099 (US$348.7), representing a 5.7% decrease compared to the amount recorded in the same period the former year.

Same store sales per square meter for the period amounts to Ch$261,021 (US$356.8), representing a 4.5% decrease compared to the same period of the year 2002.

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I Quarter 2003 Results	Distribución y Servicio D&S S.A.

IV.5. Days of Inventory

TABLE 7: DAYS OF INVENTORY (AVERAGE)*

	TOTAL STORES							SAME STORES

	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL
TOTAL D&S

2003	37,0						37,0	38,7						38,7
2002	36,8	36,5	36,0	30,2	36,7	35,2	34,9	34,8						34,8
% Change YoY	0,5%							11,1%						11,1%

GROCERIES

2003	28,0						28,0	28,9						28,9
2002	34,1	33,4	33,0	27,4	33,8	31,7	32,0	31,8						31,8
% Change YoY	-17,9%							-9,1%						-9,1%

PERISHABLES

2003	11,9						11,9	12,5						12,5
2002	11,0	11,1	11,1	10,8	11,1	10,6	11,0	9,9						9,9
% Change YoY	8,5%							25,7%						25,7%

NON-FOOD

2003	81,1						81,1	87,3						87,3
2002	94,80	109,2	88,5	90,9	101,5	93,1	95,9	91,1						91,1
% Change YoY	-14,5%							-4,2%						-4,2%

* Includes inventory of merchandise for sale, materials for operations are not included.

First Quarter 2003
At March 31, 2003, the consolidated average number of days of inventory remained unchanged — 37 days as in the same period the former year. However, there is a 17.9% decrease in days of inventory in the Groceries area, from 34 days in 2002 to 28 days in 2003; and a 14.5% decrease in the Non-Food area, from 94.8 days in 2002 to 81.1 days in 2003. The latter is due to the transfer of the Cleansing and Beauty Care products from the Groceries area to the Non-Food area. The perishables area of business, on the other hand, presents an 8.5% increase in days of inventory over the former year, from 11 days in 2002 to 11.9 days in 2003.

IV.6. Shrinkage (% of Sales)

TABLE 8: SHRINKAGE (% of SALES)

	TOTAL STORES							SAME STORES

	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL	IQ	IIQ	IIIQ	IVQ	IH	9M
TOTAL D&S

2003	1,92%						1,92%	1,97%
2002	1,76%	1,99%	2,06%	2,09%	1,88%	1,94%	1,98%	1,78%
% points	0,16							0,19

SUPERMARKETS

2003	1,66%						1,66%	1,69%
2002	1,69%	1,60%	1,28%	1,25%	1,63%	1,50%	1,42%	1,75%
% points	-0,03							-0,06

HYPERMARKETS

2003	1,97%						1,97%	2,02%
2002	1,78%	2,08%	2,24%	2,26%	1,96%	2,06%	2,10%	1,78%
% points	0,19							0,24

First Quarter 2003
In the first quarter 2003, consolidated shrinkage as percentage of total sales increased by 0.16 percentage points (16 basis points) compared to the former year, from 1.76% in 2002 to 1.92% in the same period of 2003. This increase is originated in the supermarket division as a result of the conversions into the Lider Vecino format.

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Distribución y Servicio D&S S. A.	I Quarter 2003 Results

V. Additional Information
V.1. D&S Financial Structure

FIGURE 1: FINANCIAL STRUCTURE (SHORT V/S LONG TERM DEBT)
■ SHORT TERM          ☐ LONG TERM

As of March 31, 2003, the debt/shareholders’ equity ratio is 0.90 times, and the Company maintains total financial debt (debt with banks and financial institutions including bonds) equivalent to US$384.1 million, all Chilean pesos denominated, and there are no relevant obligations in US dollars. The main component of the financial debt corresponds to the Bonds issued in December 2000, representing a 29.2% of the financial debt. Of the total financial debt, 55.6% corresponds to short term obligations.

TABLE 9: Financial Debt In US$ Millions US$=Ch$731.56	As of 03.31.2003

Bonds (D&S)	111,50	29,2%
Commercial Papers	50,00	13,1%
Banco Santiago	66,70	17,5%
Banco Santander	50,60	13,3%
Banco del Estado	24,90	6,5%
Banco de Chile	25,60	6,7%
Banco Citibank	1,30	0,3%
Banco Crédito e Inversiones	17,30	4,5%
Banco Scotiabank (D&S)	0,30	0,1%
Banco Bice	4,00	1,1%
Banco BHIF	14,40	3,8%
Banco Corpbanca	0,30	0,1%
Other	14,50	3,8%
Total Financial Debt	381,40	100,0%

TABLE 10: D&S CURRENT RISK RATINGS	As of 03.31.2003

Instrument	Rating Type	Fitch Ratings	Feller Rate	Fitch IBCA
		Chile	Chile	USA
Stock	National	Level 2	Level 2
Bonds	National	AA-	AA-
Commercial Papers	National	F1+	AA-/Level+1
Long Term Debt-Local Currency	International			BBB+

On May 2, 2002, Fitch Ratings Chile upgraded the local risk rating of D&S’ bonds from A+ to AA- rating.
On July 22, 2002, Feller Rate Clasificadora de Riesgo Ltda. upgraded the local risk rating of D&S’ bonds from A+ to AA- rating.
Commercial papers issued in December 2002 in the local market were rated F1+ by Fitch Ratings and AA/Level+1 by Feller Rate.
V.2. Means of Payment
 Sales on Presto card have grown at increasingly higher rates in the last quarters. In fact, during the first quarter 2003, sales on Presto credit card represented a 12.2% of total Company sales, which compares favorably with a 6.9% share of sales in the same period of 2002, presenting a 76.8% increase (5.3 percentage points or 530 basis points) compared to the same period of the former year.

TABLE 11: MEANS OF PAYMENT

	2001				2002				2003
	IQ	IIQ	IIIQ	IVQ	IQ	IIQ	IIIQ	IVQ	IQ	IIQ	IIIQ	IVQ

Cash	61,8%	61,2%	59,5%	57,9%	60,0%	59,2%	59,3%	58,7%	59,5%
Checks	15,6%	15,8%	15,5%	15,1%	14,6%	14,8%	13,5%	12,0%	11,2%
Credit Cards	10,9%	10,8%	11,3%	11,5%	10,0%	10,1%	9,9%	9,7%	8,5%
Presto Card	5,6%	6,0%	6,2%	6,8%	6,9%	7,3%	8,7%	10,4%	12,2%
Debit Card	5,5%	5,7%	6,9%	7,3%	7,8%	8,1%	7,9%	7,7%	7,9%
Other*	0,6%	0,5%	0,6%	1,4%	0,7%	0,5%	0,7%	1,5%	0,7%

TOTAL	100%	100%	100%	100%	100%	100%	100%	100%	100%
*Other vouchers or means of payment,

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I Quarter 2003 Results	Distribución y Servicio D&S S.A.

V.3. D&S Financial Information

TABLE 12: MAIN INDICATORS	JANUARY-MARCH	JANUARY-MARCH	CHANGE

	2003		2002		2003 / 2002
		%		%	%
	Th Ch$	OF REVENUES	Th Ch$	OF REVENUES.
NET REVENUES	265.968.378	100,00%	245.647.982	100,00%	8,27%
GROSS INCOME	61.783.585	23,23%	55.613.480	22,64%	11,09%
SELLING AND ASMINISTRATIVE EXPENSES	46.888.113	17,63%	43.048.292	17,52%	8,92%
OPERATING INCOME	14.895.472	5,60%	12.565.188	5,12%	18,55%
FINANCIAL EXPENSES	4.128.168	1,55%	3.788.477	1,54%	8,97%
NON OPERATING INCOME	(3.116.396)	-1,17%	(3.901.162)	-1,59%	-20,12%
R.A.I.I.D.A.I.E	25.083.296	9,43%	20.868.177	8,50%	20,20%
NET INCOME	9.434.744	3,55%	7.390.315	3,01%	27,66%
INITIAL NET WORTH	302.236.778		292.403.574		3,36%
NET INCOME/ INITIAL SHAREHOLDERS’ EQUITY	12,49%		10,11%

TABLE 13: CONDENSED BALANCE SHEETS

	03.31.2003	03.31.2002	% CHANGE
	Th Ch$	Th Ch$	2003 / 2002

CURRENT ASSETS	241.480.358	153.949.049	56,86%
FIXED ASSETS	492.249.508	463.701.128	6,16%
OPERATING ASSETS	733.729.866	617.650.177	18,79%
OTHER ASSETS	19.553.559	78.732.698	-75,16%
TOTAL ASSETS	753.283.425	696.382.875	8,17%

CURRENT LIABILITIES	311.582.068	231.243.107	34,74%
LONG TERM LIBILITIES	129.920.739	165.232.751	-21,37%
TOTAL DEBT	441.502.807	396.475.858	11,36%
MINORITY INTEREST	109.097	480.910	-77,31%
NET WORTH	311.671.522	299.426.107	4,09%
TOTAL LIABILITIES	753.283.425	696.382.875	8,17%

TABLE 14: FINANCIAL RATIOS

		03.31.2003	03.31.2002	% CHANGE
		Th Ch$	Th Ch$	2003 / 2002

TOTAL DEBT	Th Ch$	441.502.807	396.475.858	11,36%
FINANCIAL DEBT	Th Ch$	279.034.512	216.729.915	28,75%
LIQUIDITY RATIO	Times	0,78	0,67
ACID RATIO	Times	0,50	0,34
TOTAL DEBT/TOTAL ASSETS	Times	0,59	0,57
TOTAL DEBT/SHAREHOLDER’S EQUITY	Times	1,42	1,32
FINANCIAL DEBT/SHAREHOLDERS’ EQUITY	Times	0,90	0,72
INTEREST EXPENSES COVERAGE	Times	5,81	5,53
SHORT TERM LIABILITIES	%	71%	58%
LONG TERM LIABILITIES	%	29%	42%

TABLE 15 : PROFITABILITY RATIOS

		03.31.2003	03.31.2002
RETURN OVER SHAREHOLDERS’ EQUITY	%	12,49%	10,11%
RETURN OVER ASSETS	%	5,01%	4,24%
RETURN OVER OPERATIONAL ASSETS	%	5,14%	4,79%
EARNINGS PER SHARE	$	6,84	5,36
RETURN OF DIVIDENDS	%	2,30%	2,06%

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Distribución y Servicio D&S S. A.	I Quarter 2003 Results

V.4. Market Share

D&S MARKET SHARE
In the two-month period January-February 2003, D&S achieved 29.4% of market share countrywide, which compares favorably with D&S’s market share of 28.9% in the same period of 2002.

The hypermarket formats (Lider, Lider Mercado and Lider Vecino) increased its market share in the country from 22.5% in the period January-February 2002 to a 24.6% of the market in 2003. The supermarket formats (Ekono and Almac) decreased its country market share from 6.4% in the period Jan-Feb 2002, to a 5.2% in 2003. This decrease is explained by the conversions into the Lider Vecino hypermarket format and the opening of new stores under the hypermarket format.

FIGURE 2: D&S MARKET SHARE

Source: INE (National Bureau of Statistics), May 2003.

Supermarket Industry Total Sales
During the period January-February 2003, supermarket industry sales totaled Ch$485.5 billion (US$663.7 million), which represents a 6.9% growth over the same period of 2002.

D&S total sales growth is above that of the supermarket industry (9.3% for the period January-February 2003 compared to the same period of 2002).

TABLE 16: D&S and SUPERMARKET INDUSTRY SALES

	TOTAL STORES

	IQ*	IIQ	IIIQ	IVQ	IH	9M	TOTAL
TOTAL D&S

2003	142.751.828.000						142.751.828.000
2002	130.568.237.800						130.568.237.800
% Change YoY	9,3%						9,3%
N° of Stores	62						62
MARKET SHARE	29,4%						29,4%

TOTAL SUPERMARKET INDUSTRY
2003	485.509.059.000						485.509.059.000
2002	454.308.901.900						454.308.901.900
% Change YoY	6,9%						6,9%

*Considers January and February
** Includes sales from Farmalider

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I Quarter 2003 Results	Distribución y Servicio D&S S.A.

FIGURE 5: D&S — SHARE OF COMPANY SALES BY FORMAT

Source: D&S, April 2003.

D&S Share of Sales by Format
Within the Company, the hypermarket format has increased its share of total D&S sales from 77.8% in the first quarter 2002 to 82.6% in 2003. This increase results from the conversion of Ekono supermarkets into Lider Vecino hypermarkets and the new store openings, most of them under the hypermarket format (Lider and Lider Vecino).

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Distribución y Servicio D&S S. A.	I Quarter 2003 Results

V.5. Stores

TABLE 17: GEOGRAPHIC DISTRIBUTION OF D&S STORES

			LIDER	LIDER				TOTAL
REGION / MUNICIPALITY		LIDER	MERCADO	VECINO	TOTAL HYPERMARKETS	ALMAC	EKONO	SUPERMARKETS	TOTAL D&S

	ARICA						1	1	1
	IQUIQUE			1	1		0	0	1
I Region				1	1		1	1	2

	ANTOFAGASTA	1			1				1
	CALAMA	1			1		2	2	3
II Region		2			2		2	2	4

	LA SERENA	1			1				1
IV Region		1			1				1

	CALERA						1	1	1
	QUILPUE	1			1		1	1	2
	VIÑA DEL MAR	1			1		2	2	3
V Region		2			2		4	4	6

	CERRILLOS	1			1				1
	EL BOSQUE			1	1		0	0	1
	EST CENTRAL	1			1				1
	INDEPENDENCIA			1	1		0		1
	LA FLORIDA	2		1	3		0	0	3
	LA REINA	1			1				1
	LAS CONDES			1	1	1	5	6	7
	LO BARNECHEA		1		1		1	1	2
	MACUL	1			1		0	0	1
	MAIPU	1			1		2	2	3
	ÑUÑOA			1	1		3	3	4
	PROVIDENCIA					2	3	5	5
	PUENTE ALTO	1			1				1
	QUINTA NORMAL			1	1				1
	RECOLETA			1	1		0	0	1
	SAN BERNARDO			1	1		0	0	1
	SAN MIGUEL	1			1		1	1	2
	SAN RAMON			1	1		0	0	1
	VITACURA	1			1	1	0	1	2
Metropolitan Region XIII		10	1	9	20	4	15	19	39

	RANCAGUA	1			1			0	1
VI Region		1			1			0	1

	TALCA			1	1		0	0	1
VII Region				1	1		0	0	1

	LOS ANGELES			1	1				1
	CONCEPCION	2			2				2
VIII Region		2		1	3				3

	TEMUCO	1			1		1	1	2
IX Region		1			1		1	1	2

	VALDIVIA	1			1				1
	OSORNO			1	1		0	0	1
	PUERTO MONTT	1			1				1
X Region		2		1	3		0	0	3

COMPANY TOTAL		21	1	13	35	4	23	27	62

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I Quarter 2003 Results	Distribución y Servicio D&S S.A.

V.6. Historical Series

TABLE 18: GROSS MARGIN (% OF REVENUES)

	Q1	Q2	Q3	Q4
TOTAL D&S

2003	23,2
2002	22,6	23,3	23,9	21,7
2001	22,4	22,2	23,0	22,4
2000	21,6	22,3	21,6	21,4
1999	20,7	21,0	21,5	20,6
1998	22,1	22,6	23,2	17,6

TABLE 19: RECURRING EXPENSES (% OF REVENUES)

	Q1	Q2	Q3	Q4
TOTAL D&S

2003	14,2
2002	13,6	15,5	15,4	15,7
2001	12,6	14,1	13,3	12,1
2000	11,9	13,1	12,6	12,3
1999	12,9	14,4	13,5	14,1
1998	13,1	13,1	13,2	12,7

TABLE 20: EBITDA (% OF REVENUES)

	Q1	Q2	Q3	Q4
TOTAL D&S

2003	9,0
2002	8,5	6,8	8,2	5,8
2001	9,8	7,9	9,0	10,2
2000	9,9	8,9	8,9	8,8
1999	7,6	6,7	8,0	6,5
1998	8,4	8,4	7,7	2,8

TABLE 21: OPERATING INCOME (% OF REVENUES)

	Q1	Q2	Q3	Q4
TOTAL D&S

2003	5,6
2002	5,1	3,5	4,9	2,9
2001	6,2	4,5	5,6	7,3
2000	6,1	5,3	5,5	5,8
1999	3,8	2,9	3,8	2,9
1998	5,7	5,9	5,0	-0,1

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Distribución y Servicio D&S S. A.	I Quarter 2003 Results

V.7. Quarterly Results

TABLE 22: QUARTERLY RESULTS

	2003
	Q1

	Ch$ millions	% of Rev.	Change%

Sales	235.601	88,6%	8,6%
Other Income	30.367	11,4%	6,1%
Net revenues	265.968	100,0%	8,3%

Cost of sales	204.185	76,8%	7,4%
Gross Income / Margin	61.784	23,2%	11,1%
Recurring Operating Expenses	37.797	14,2%	13,5%
Start-up Expenses	4	0,0%	-99,7%
Total Operating Expenses (SG&A)	37.801	14,2%	9,0%
EBITDA	23.982	9,0%	14,6%

Depreciation	9.087	3,4%	8,6%
Total Operating Expenses	46.888	17,6%	8,9%
Operating Income	14.895	5,6%	18,5%
Financial Expenses	(4.128)	-1,6%	9,0%
Other Non-operating Income (Expenses)	(126)	0,0%	-56,2%
Monetary Correction	1.138	0,4%	551,4%
Non-Operating Income	(3.116)	-1,2%	20,1%
Income before Tax	11.779	4,4%	36,0%
Income Tax	(2.408)	-0,9%	80,8%
Minority Interest	(24)	0,0%	-17,2%
Income	9.347	3,5%	28,0%
Amortization of Goodwill	88	0,0%	0,1%
Net Income	9.435	3,5%	27,7%

(Exchange rate US$ =Ch$731.56)

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I Quarter 2003 Results

VI. Material Events

Announcement of General and Special Shareholders Meeting — April 14, 2003
By resolution of the Board of Directors and in accordance with the Company by-laws, hereby an Ordinary Shareholders Meeting is called, to be held on April 29, 2003 at 10:30 hours, in the offices of the Company, located in Avenida Presidente Frei Montalva Nº8.301, comuna of Quilicura, the agenda of which will include:
1.          The approval of the Annual Report, Balance Sheet, Financial Statements and the External Auditors Report of the Company as of December 31, 2002.
2.          Adopt a resolution in connection with the year end results and the distribution of a final dividend N°35 of CH$5 per share.
3.          Set the remuneration for the Board of Directors, considering the increase from 7 to 9 the number of members of the Board as it will be submitted for its approval in the extraordinary meeting called as follows.
4.          Set the remuneration and the budget for the Directors Committee in accordance with article 50 bis of Law N°18.046.
5.          Appoint the External Auditors and the Chilean Rating Agencies for the 2003 fiscal year.
6.          Inform the Board resolutions pertaining transactions that fall within the scope of article 44 of the Corporations Law.
7.          In general, give information regarding the development of the businesses of the company and address the other matters the resolution of which belong to the Ordinary Shareholders Meeting.

DELIVERY OF THE ANNUAL REPORT AND BALANCE SHEET OF 2002 FISCAL YEAR
In accordance with Article 75 of the Corporations Law and Resolution N°1.108 dated January 14, 1993 of the Chilean Securities and Insurance Superintendency, the Company will deliver the annual report and the balance sheet of 2002 fiscal year to shareholders recorded in the Register and owners of an amount equal or superior to 27.445 shares of the Company.
Shareholders owners of a smaller amount of shares may request those backgrounds in the offices of the Company, located in Avenida Presidente Eduardo Frei Montalva Nº8.301, comuna of Quilicura and in the offices of the Depósito Central de Valores S.A., Depósito de Valores — DCV, located in Huerfanos 770, floor 22, commune of Santiago, where there is a sufficient number of copies for the shareholders to consult.
The Financial Statements of the Company will be published in La Segunda of Santiago, on April 17, 2003.

EXTRAORDINARY SHAREHOLDERS MEETING
By resolution of the Board of Directors and in accordance with the Company by-laws, hereby an Extraordinary Shareholders Meeting is called, to be held on April 29, 2003 at 11:30 hours, following the Ordinary Shareholders Meeting summoned above, in the offices of the Company, located in Avenida Presidente Frei Montalva Nº8.301, comuna of Quilicura, the agenda of which will include:
1.          to discuss the amendment of the by-laws to (i) increase from 7 to 9 the number of members of the Board and consequently to amend Article 9° of the Company’s by-laws and (ii) allow members of the Board of Directors to participate in Board meetings by one or more of the technological means authorized by the Chilean Securities and Insurance Superintendency;
2.          to excuse the current Board of Directors and to appoint its 9 new members, adopting the transitory provisions that may be required for its due constitution; and,
3.          to approve a revised text of the company by-laws.

Agreements of the General and Special Shareholders Meeting of April 29, 2003. April 30, 2003.
1.           During the Special Meeting of Shareholders of the Company that was held on the 29th of April of this year, it was agreed to modify the Company by-laws, increasing the number of directors, from seven to nine directors.
During the same Extraordinary Meeting, the Board of Directors was revoked, and the following new Board of Directors was appointed.
Mr. Felipe Ibáñez Scott;
Mr. Manuel Ibáñez Ojeda;
Mr. Fernando Larraín Cruzat;
Mr. Enrique Barros Bourie;
Mr. Hans Eben Oyanedel;
Mr. Jonny Kulka Fraenkel;
Mr. Gonzalo Eguiguren Correa;
Mr. Rodrigo Cruz Matta; and,
Mr. Nicolás Ibáñez Scott.

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Distribución y Servicio D&S S. A.	I Quarter 2003 Results

In view of the fact that the change of by-laws does not produce any effect while it is not duly authenticated, the first seven directors previously mentioned will initiate their duties immediately and the remaining two directors will initiate their duties as soon as all formalities related to the change are complied with.

I would also like to bring to your attention that Mr. Fernando Larraín Cruzat was elected with the votes of ADR holders’ representative, Morgan Guaranty Trust Company, and the representative of the stock that is traded in the Madrid Stock Exchange, Latibex market. In reference to a few of the other directors, they were elected in part with the votes of controlling shareholders, and in part with the votes of other shareholders.

2.          The company’s Board of Directors, during its 214th meeting that was held yesterday, approved among others, the agreement to appoint the members of the Directors’ Committee that clause 50 bis makes reference to. The members appointed for such committee are Mr. Fernando Larraín Cruzat as independent, and Mr. Gonzalo Eguiguren Correa and Mr. Rodrigo Cruz Matta.

Response to SVS Enquiry in Connection with Account Receivable from Disco S.A.
May 5, 2003.
Regarding your letter oficio N° 3113, dated last April 30, received on May 2nd in our offices, by which your Superintendency requests information in connection with the three items thereby indicated, we hereby inform the following:

1.- Actions undertaken for the recovery of the full amount of the debt:
Last May 2nd, Disco S.A. paid to Distribución y Servicio D & S S.A. (“D & S”) the amount of ARG$125,867,351.62, which is equivalent to the original amount of the debt converted into Argentine Pesos at the exchange rate of one Argentine peso per US dollar, multiplied by the adjustment factor applicable to the time elapsed, which is 1.4427.

On the other hand, the Company notified the Guarantor, Disco Ahold International Holdings N.V., the failure by Disco S.A. in complying with full payment of the amount due, demanding compliance from the Guarantor. Additionally, the Company has started legal actions both against the Guarantor, in the Netherland Antilles, as against the parent Company of the Guarantor, Royal Ahold, in the Netherlands.

Finally, as from next Wednesday, the 7th of May, the 15-day negotiating period stipulated in the stock purchase agreement begins in Argentina. During this period both parties will pursue a resolution of the difference of opinion between the parties in connection with the applicability to this case of the Argentine ruling regarding the pesification of US dollar denominated, US dollar payable obligations.

2.- Consideration of the financial impact resulting of the inability to partially or totally recover such amount due.

As informed, D&S received as payment an amount in Argentine pesos, which, at the current ARG$/USDollar exchange rate is equivalent to approximately half ot the total amount due. The present operating conditions and businesses of D&S lead us to the assumption that failure to comply with payment of the unpaid portion of the debt, will not materially affect financial results or operations of the Company.

3.- Further information of relevance to the Company.

Notwithstanding the above mentioned actions, D&S is analysing all other posible alternative plans available to ensure full payment of the amount due, which will be informed to that Superintendency conveniently.

Payment of final dividend N°35 charged to results of the year 2002.
May 5, 2003.

The General Shareholders Meeting of Distribución y Servicio D&S S.A. was held on April 29 of 2003. During such meeting payment of a final dividend of Ch$5 (five Chilean pesos) per share to be charged to income for the fiscal year 2002 was agreed upon.

All stockholders registered in the Company Shareholders Registry as of May 3, 2003 are entitled to this dividend.

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I Quarter 2003 Results	Distribución y Servicio D&S S.A.

VII. FECU
VII.1. Balance Sheets — Assets

Rut:	96439000-2
Period:	01-01-2003 to 03-31-2003		1.01.04.00 R.U.T.
Expressed in: Thousand Chilean pesos			96439000-2
Type of Balance Statement: Consolidated
2,00	FINANCIAL STATEMENTS
2,01	BALANCE SHEETS		month day year	month day year
1.00.01.30	Type of currency: Chilean pesos		from 01/ 01/ 2003	from 01/ 01/ 2002
1.00.01.40	Type of Balance Statement: Consolidated		to 03/ 31/ 2003	to 03/ 31/ 2002
ASSETS			CURRENT	PRIOR
5.11.00.00	TOTAL CURRENT ASSETS		241.480.357	153.949.050

	5.11.10.10	Cash and cash equivalents	9.163.373	20.319.093
	5.11.10.20	Time deposits
	5.11.10.30	Marketable securities (net)	76.419	100.940
	5.11.10.40	Sales debtors (net)	62.419.817	41.515.591
	5.11.10.50	Notes receivable (net)	662.186	981.161
	5.11.10.60	Sundry debtors (net)	72.315.146	8.988.196
	5.11.10.70	Documents and accounts receivable from related companies	1.459.068	1.306.578
	5.11.10.80	Inventories (net)	86.573.990	74.829.750
	5.11.10.90	Refundable taxes	2.099.357	1.299.829
	5.11.20.10	Prepaid expenses	4.062.228	3.066.821
	5.11.20.20	Deferred taxes	1.636.053	859.190
	5.11.20.30	Other current assets	1.012.720	681.901
	5.11.20.40	Leasing contracts (net)
	5.11.20.50	Assets for leasing (net)
5.12.00.00	TOTAL FIXED ASSETS		492.249.509	463.701.128

	5.12.10.00	Land	133.843.899	128.274.372
	5.12.20.00	Buildings and infrastructure	343.501.616	311.293.748
	5.12.30.00	Machinery and equipment	128.938.931	114.303.223
	5.12.40.00	Other fixed assets	65.883.784	57.696.178
	5.12.50.00	Reserve for techinical revaluation of fixed assets	4.045.876	4.040.787
	5.12.60.00	Depreciation (minus)	(183.964.597)	(151.907.180)
5.13.00.00	TOTAL OTHER ASSETS		19.553.559	78.732.697

	5.13.10.10	Investment in related companies	1.616.076	1.394.550
	5.13.10.20	Investment in other companies	69.913	69.832
	5.13.10.30	Goodwill	10.614.829	11.378.716
	5.13.10.40	Negative goodwill (minus)	(1.004.179)	(1.353.913)
	5.13.10.50	Long-term debtors	4.547.818	62.691.868
	5.13.10.60	Notes and accounts receivable from related companies - long term
	5.13.10.65	Long-term deferred taxes
	5.13.10.70	Intangibles
	5.13.10.80	Amortization (minus)
	5.13.10.90	Others	3.709.102	4.551.644
	5.13.20.10	Long-term leasing contracts (net)
5.10.00.00	TOTAL ASSETS		753.283.425	696.382.875

Page 20	www.dys.cl

Distribución y Servicio D&S S. A.	I Quarter 2003 Results

VII. FECU

VII.2. Balance Sheets — Liabilities

Rut:	96439000-2
Period:	01-01-2003 to 03-31-2003		1.01.04.00 R.U.T.
Expressed in: Thousand Chilean pesos			96439000-2
Type of Balance Statement: Consolidated			month day year	month day year
1.00.01.30	Type of currency: Chilean pesos		from 01/ 01/ 2003	from 01/01/2002
1.00.01.40	Type of Balance Statement: Consolidated		to 03/ 31/ 2003	to 03/31/2002
LIABILITIES			CURRENT	PRIOR
5.21.00.00		TOTAL CURRENT LIABILITIES	311.582.068	231.243.107

	5.21.10.10	Debt with banks and financial institutions — short term	73.593.626	20.019.843
	5.21.10.20	Debt with banks and financial institutions — long term portion	35.959.736	28.869.216
	5.21.10.30	Obligations with public (notes)	36.571.940
	5.21.10.40	Obligations with public — short term portion ( bonds )	2.940.382	2.952.319
	5.21.10.50	Long term debt with maturity within a year	6.178.287	4.658.692
	5.21.10.60	Dividends to be paid
	5.21.10.70	Accounts payable	133.801.768	148.170.879
	5.21.10.80	Documents payable
	5.21.10.90	Sundry creditors	5.826.641	6.791.909
	5.21.20.10	Documents and accounts payable to suppliers	6.806.076	8.350.414
	5.21.20.20	Accruals	6.886.809	6.612.270
	5.21.2030	Witholdings	2.773.829	1.980.513
	5.21.20.40	Income tax		2.717.696
	5.21.20.50	Income received in advance	50.000	48.988
	5.20.20.60	Deferred taxes
	5.21.20.70	Other current assets	192.974	70.368
5.22.00.00	TOTAL LONG TERM LIABILITIES		129.920.738	165.232.751

	5.22.10.00	Debt with banks and financial institutions	30.973.138	66.561.517
	5.22.20.00	Obligations with public — long term ( bonds )	81.108.957	81.464.240
	5.22.30.00	Documents payable — long term	233.829	1.652.086
	5.22.40.00	Sundry creditors — long term	11.474.617	10.552.001
	5.22.50.00	Notes & accounts payable to related companies
	5.22.60.00	Accruals	3.314.741	2.911.206
	5.22.65.00	Deferred taxes — long term	2.535.188	1.788.519
	5.22.70.00	Other long term liabilities	280.268	303.182
5.23.00.00	MINORITY INTEREST		109.097	480.910

5.24.00.00	SHAREHOLDERS’ EQUITY		311.671.522	299.426.107

	5.24.10.00	Capital paid	214.784.612	216.452.842
	5.24.20.00	Capital revaluation reserve	1.073.923	(865.811)
	5.24.30.00	Additional paid-in capital
	5.24.40.00	Other reserves	1.307.298	1.305.653
	5.24.50.00	Retained earnings ( addition of codes 5.24.51.00 to 5.24.56.00)	94.505.689	82.533.423
	5.24.51.00	Reserve for future dividends
	5.24.52.00	Accrued income	92.005.445	82.276.659
	5.24.53.00	Accrued loss (minus)
	5.24.54.00	Income (loss) for the period	9.434.744	7.390.315
	5.24.55.00	Provisory dividends (minus)	(6.934.500)	(7.133.551)
	5.24.56.00	Accrued deficit development period
5.20.00.00	TOTAL LIABILITIES		753.283.425	696.382.875

www.dys.cl	Page 21

I Quarter 2003 Results	Distribución y Servicio D&S S.A.

VII. FECU

VII.3. Income Statement

Rut:	Rut: 96439000-2
Period: 01-01-2003 to 03-31-2003		1.01.04.00 R.U.T.
Expressed in: Thousand Chilean pesos		96439000-2
Type of Balance Statement: Consolidated		month day year	month day year
1.00.01.3	Type of currency Pesos	from 01/ 01/ 2003	from 01/ 01/ 2002
1.00.01.4	Type of Balance Statement Consolidated	to 03/31/2003	to 03/31/2002
INCOME STATEMENT		CURRENT	PRIOR
5.31.11.00	OPERATING INCOME	14.895.472	12.565.188

5.31.11.10	GROSS MARGIN	61.783.585	55.613.480
5.31.11.11	Net revenues	265.968.378	245.647.982
5.31.11.12	Cost of sales (minus)	(204.184.793)	(190.034.502)
5.31.11.20	Selling and administrative expenses (minus)	(46.888.113)	(43.048.292)
5.31.12.00	NON-OPERATING INCOME	(3.116.396)	(3.901.162)

5.31.12.10	Financial/interest income	96.072	151.617
5.31.12.20	Income from investment in related companies	26.911	94.708
5.31.12.30	Other non-operating income	9.771	15.629
5.31.12.40	Loss from investment in related companies (minus)	(27.471)
5.31.12.50	Amortization of goodwill (minus)	(185.107)	(197.455)
5.31.12.60	Financial expenses (minus)	(4.128.168)	(3.788.477)
5.31.12.70	Other non-operating expenses (minus)	(46.083)	(351.835)
5.31.12.80	Monetary correction	456.208	71.388
5.31.12.90	Currency exchange differences	681.471	103.263
5.31.10.00	INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS	11.779.076	8.664.026

5.31.20.00	INCOME TAX	(2.407.709)	(1.331.894)
5.31.30.00	EXTRAORDINARY ITEMS
5.31.40.00	NET INCOME (LOSS) BEFORE MINORITY INTEREST	9.371.367	7.332.132
5.31.50.00	MINORITY INTEREST	(24.483)	(29.566)
5.31.00.00	NET INCOME (LOSS)	9.346.884	7.302.566

5.32.00.00	Amortization of negative goodwill	87.860	87.749
5.30.00.00	NET INCOME (LOSS) FOR THE PERIOD	9.434.744	7.390.315

Page 22	www.dys.cl

Distribución y Servicio D&S S. A.	I Quarter 2003 Results

VII. FECU
VII.4. Cash Flows Statements

				1.01.04.00	R.U.T.
1.00 Type of Currency			Pesos		96.439.000-2
1.00 Type of Balance Statement			Consolidated	month day year	month day year
5.03 Method of Cash Flow			I	from 01/01/2003	from 01/01/2002
Statement				to 03/ 31/ 2003	to 03/ 31/ 2002
CASH FLOWS STATEMENTS - INDIRECT				CURRENT	PRIOR
5.50.00.00	NET CASH FLOWS FROM OPERATING ACTIVITIES			(19.771.631)	5.358.862
	5.50.10.00	Income (loss) for the period		9.434.744	7.390.315
	5.50.20.00	Income on sale of fixed assets		(3.055)	3.750
		5.50.20.10	(Gain) Loss on sale of fixed assets	(3.055)	3.750
		5.50.20.20	Gain on sale of investments (minus)
		5.50.20.30	Loss on sale of investments
		5.50.20.40	(Gain) Loss on sale of other assets
	5.50.30.00	Charges (credit) to income statement which do not represent cash flows		8.297.513	8.348.760
		5.50.30.05	Depreciation for the period	9.087.018	8.369.837
		5.50.30.10	Amortization of intangibles
		5.50.30.15	Writeoffs and provisions
		5.50.30.20	Gain from investment in related companies (minus)	(26.911)	(94.708)
		5.50.30.25	Loss from investment in related companies	27.471
		5.50.30.30	Amortization of goodwill	185.107	197.455
		5.50.30.35	Amortization of negative goodwill (minus)	(87.860)	(87.749)
		5.50.30.40	Net monetary correction	(456.208)	(71.387)
		5.50.30.45	Net currency exchange difference	(681.471)	(103.263)
		5.50.30.50	Other credits to income statement which do not represent cash flows
		5.50.30.55	Other charges to income statement which do not represent cash flows	250.367	138.575
	5.50.40.00	Changes in assets affecting cash flows (increase) decrease		(8.999.707)	(7.278.110)
		5.50.40.10	Sales debtors	(8.977.654)	(287.877)
		5.50.40.20	Inventories	3.129.521	(3.662.067)
		5.50.40.30	Other assets	(3.151.574)	(3.328.166)
	5.50.50.00	Changes in liabilities affecting cash flows (increase) decrease		(28.525.609)	(3.135.418)
		5.50.50.10	Accounts payable related to the operation	(25.506.110)	(6.283.089)
		5.50.50.20	Interest payable	874.597	1.519.716
		5.50.50.30	Income tax payable (net)	707.998	1.403.120
		5.50.50.40	Other accounts payable related to results other than operation	(7.926.513)	863.231
		5.50.50.50	VAT and other similar taxes payable (net)	3.324.419	(638.396)
	5.50.60.00	Gain (loss) in minority interest		24.483	29.565
5.41.12.00	NET CASH FLOWS FROM FINANCING ACTIVITIES			17.581.449	2.346.015

	5.41.12.05		Proceeds from issuance of common stock
	5.41.12.10		Proceeds from loans	48.556.326	20.913.503
	5.41.12.15		Bonds
	5.41.12.20		Proceeds from loans from related companies
	5.41.12.25		Proceeds from other loans from related companies	–	3.486.242
	5.41.12.30		Other sources of financing
	5.41.12.35		Payment of dividends (minus)	(6.934.500)	(7.133.551)
	5.41.12.40		Withdrawals of capital (minus)
	5.41.12.45		Repayment of loans (minus)	(23.174.469)	(14.920.179)
	5.41.12.50		Repayment of bonds (minus)		–
	5.41.12.55		Repayment of loans from related companies (minus)
	5.41.12.60		Repayment of other loans from related companies (minus)
	5.41.12.65		Expenses from the issuance of common stock (minus)
	5.41.12.70		Expenses from the issuance of bonds (minus)
	5.41.12.75		Other expenses related to financing activities (minus)
5.41.13.00	NET CASH FLOWS FROM INVESTING ACTIVITIES			(9.442.514)	(16.925.552)

	5.41.13.05		Proceeds from sale of property, plant and equipment	20.942	34.879
	5.41.13.10		Proceeds from sale of long-term investments
	5.41.13.15		Proceeds from sale of other investments
	5.41.13.20		Decrease in loans to related companies
	5.41.13.25		Decrease in other loans to related companies
	5.41.13.30		Other proceeds from investment	76.340	118.381
	5.41.13.35		Purchases of property, plant and equipment	(9.456.811)	(16.666.483)
	5.41.13.40		Payment of capitalized interest (minus)	(84.410)	(160.633)
	5.41.13.45		Long-term investments (minus)		–
	5.41.13.50		Investment in financial instruments (minus)
	5.41.13.55		Loans to related companies (minus)
	5.41.13.60		Other loans to related companies (minus)	–	(251.696)
	5.41.13.65		Other expenses from investing activities (minus)		–
5.41.10.00	NET CASH FLOWS FOR THE PERIOD			(11.632.696)	(9.220.675)

5.41.20.00	EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS			(372.869)	221.624
5.41.00.00	NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS			(12.005.565)	(8.999.051)

www.dys.cl	Page 23

The information presented in this report has been prepared by the company based on the FECU (Uniform Code Statistics Form) filed with the SVS (Superintendency of Securities and Insurance) on this date.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company’s operations, markets, products and prices, and other factors detailed in the Company’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward contained herein.

  A School of service

Ticker Symbols
NYSE: DYS
Bolsa de Comercio de Santiago : D&S
Latibex: XDYS

Address
Distribución y Servicio D&S S.A.
Avda. Presidente Eduardo Frei Montalva 8301,
Quilicura Santiago de Chile
Phone
(56-2) 200 5301
Fax
(56-2) 624 2979

E-mail info@dys.cl

Website www.dys.cl

DISTRIBUCIÓN Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Miguel Núñez Chief Financial Officer

Dated: May 13, 2003